FOIA CONFIDENTIAL TREATMENT REQUESTED
BY TUFIN SOFTWARE TECHNOLOGIES LTD.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. § 200.83

March 18, 2019

VIA EDGAR & HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mitchell Austin

Re:	Tufin Software Technologies Ltd.
Registration Statement on Form F-1
Filed March 6, 2019
File No. 333-230109
Dear Mr. Austin:
On behalf of our client, Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), we file herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form F-1 filed on March 6, 2019 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated March 14, 2019 (the “Comment Letter”).
Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, comments contained in the Comment Letter are printed below and are followed by the Company’s response. All page references set forth below refer to page numbers in the Registration Statement unless otherwise stated.
Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services in connection with a request for confidential treatment of certain portions of this response letter dated March 18, 2019 (the “Response Letter”) under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of (a) the portions of this Response Letter marked with “[***]” (the “Confidential Information”) and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance

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with Rule 83, this Response Letter has also been clearly marked with the legend “FOIA CONFIDENTIAL TREATMENT REQUESTED BY TUFIN SOFTWARE TECHNOLOGIES LTD.” and each page is marked for the record with an identifying number and code: “TUFIN SOFTWARE TECHNOLOGIES LTD. – 1.3.18.2019” through “TUFIN SOFTWARE TECHNOLOGIES LTD. – 5.3.18.2019.”
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 52

1.
You state on pages 12 and 53 that sales to Global 2000 customers were 66% of total revenue in fiscal 2018. Please revise to clarify whether this measure excludes maintenance renewals, similar to your discussion of Global 2000 revenues for fiscal years 2016 to 2018 in your prospectus summary.

Response:
The Company has revised the disclosure on pages 12 and 53 of Amendment No. 1 to clarify that the percentage of total revenues it generated from sales to Global 2000 customers in fiscal 2018 excludes maintenance renewals.
Results of Operation
Comparison of the Years Ended December 31, 2017 and 2018, page 58

2.
You state that total revenue growth, as well as product and maintenance support revenue growth, was due primarily to increased sales to new and existing customers. Please revise to quantify the amount of revenue growth from new versus existing customers so readers can assess the relative contribution of each of these factors. In addition, you attribute the increase in cost of sales to an increase in support and professional service personnel. Please disclose the number of employees in your support and professional service department for each period presented. Refer to Item 5.A of Form 20-F and Section III.D of SEC Release No. 33-6835.

Response:
The Company has revised the disclosure on page 58 of Amendment No. 1 in response to the Staff’s comment.
Liquidity and Capital Resources, page 62

3.
Please include a discussion of the underlying reasons for the changes in cash flows provided by or used in operating activities and ensure you address the factors that impacted the $4.4 million net increase in operating assets and liabilities. Refer to Item 5.B of Form 20-F and Section IV.B.1 of SEC Release No. 33-8350.

Response:
The Company has revised the disclosure on page 64 of Amendment No. 1 in response to the Staff’s comment.

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Contractual Obligations, page 64

4.	Please include a discussion of the long-term lease agreement for additional office space and parking that you entered into in fiscal 2019. Refer to Section IV.A of SEC Release 33-8350.
Response:
The Company has revised the disclosure on pages 64 and 65 of Amendment No. 1 to include a discussion of the long-term lease agreement for additional office space and parking that it entered into in fiscal 2019.
Notes to Consolidated Financial Statements
Note 13. Stock Option Plan, page F-25

5.
We will consider further your response to comment 19 to our December 17, 2018 letter when we receive your analysis of the difference between the fair value of the underlying common stock as of your recent valuation dates to the midpoint of your IPO price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.

Response:
In response to the above comments and following discussions between Colin Diamond of this Firm and the Staff, the Company respectfully advises the Staff that the difference between the share-based compensation expense it would have recognized in 2018 using (i) a fair market value of $[***], the midpoint of the proposed IPO range, or (ii) a fair market value of $[***], the lower end of the proposed IPO pricing range, versus in each case the respective fair market values at the time of the October 31, 2018 and November 15, 2018 grants is immaterial, as illustrated in the following table.

		Difference in Share-Based Compensation Expense in FY 2018
Valuation Date	Fair Market Value	Using Midpoint of the Range ($[***])	Using Lower End of the Range ($[***])
10/31/2018	$4.82	$[***]	$[***]
11/15/2018	$5.22	$[***]	$[***]
	Total	$[***]	$[***]
The Company’s assessment as to immateriality is based on a number of factors, including those set forth below.

•	The potential increase in share-based compensation would not have any impact on the Company’s cash flows or shareholders’ deficit.

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•	The basis for the Company’s valuation, as indicated by the underwriters, is primarily the Company’s revenues, which are not impacted by share-based compensation.

•	The potential increase is negligible in comparison to total operating expenses of $73.5 million in 2018.

•	The reasonably expected impact on the Company’s net loss of $4.262 million in 2018 would be $[***], or [***]%. That percentage drops to [***]% using the bottom of the proposed IPO range.

•
The Company presents in the prospectus non-GAAP operating profit as a supplemental measure of its performance. The adjustment made to that measure is the addition of share-based compensation expense. The Company considers this metric to provide a meaningful comparison of its of operating results from period to period and believes that investors will consider it too alongside the Company’s GAAP results.

The Company notes that a change in the fair value of the Company’s ordinary shares associated with the January 23, 2019 grant (the “January Grant”) would have no impact on any financial statements that form part of the Registration Statement. Given the current date, it is not possible for the Company to assess at this time the materiality of any such change on its fiscal year 2019 financial statements.
The Company further advises the Staff that the fair market value of the underlying ordinary shares in connection with the January Grant was $6.23 per share, not $5.67 per share as stated in the Company’s response letter dated March 6, 2019. The following table sets forth the key assumptions used by the Company in connection with this valuation.

		IPO Scenario (PWERM)					M&A Scenario (OPM)
Valuation Date	Discount Rate(1)	Company Value	Years to IPO	Probability	DLOM(2)	Ordinary Share Value	Company Value(3)	Probability	DLOM(2)	Ordinary Share Value	Weighted Average Ordinary Share Value
1/23/2019	19.0%	$500M	0.18	60%	7.0%	$9.42	$106.3M	40%	22.7%	$1.46	$6.23
_____________________

(1)	Used in connection with the IPO Scenario to discount the IPO value to present value and in the M&A scenario in connection with the DCF valuation method.

(2)
The discount for lack of marketability (DLOM) is different between the IPO Scenario and the M&A Scenario because the assumed time-to-transaction in the OPM scenario is significantly longer than assumed time to an IPO.

(3)	Consists of operational value plus net financial assets.
In January 2019, the probability of an IPO continued to increase as the Company actively prepared for a public filing of its Registration Statement given that its anticipated results of operations for the year ended December 31, 2018 were positive. Accordingly, as of January 23, 2019, the probability of an IPO increased by 10% compared to November 15, 2018. For the M&A scenario, the probability decreased 10% given the likelihood of an IPO.
The midpoint of the proposed IPO price range represents an increase of $[***], or [***]%, above the fair market value on January 23, 2019. The lower end of the proposed IPO price range represents an increase

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of $[***], or [***]%, above the fair market value on January 23, 2019. The Company believes that the increase was driven by a number of factors:

•
The likelihood of completing an IPO has increased significantly, thereby commensurately increasing the weighting of the IPO valuation as opposed to the value under the OPM. In fact, the midpoint of the proposed price range represents an equity value of approximately $[***] million.

•
The Company’s strong 2018 results of operation point to it being a $100M+ revenue per year company in 2019, something that the equity markets value as a test of strength of viability more than would be reflected in the DCF model that reflects a remaining private scenario.

•
The equity markets remained strong. For example, the S&P 500 rose from 2,639 on January 23, 2019 to 2,771 on March 6, 2019, the date the preliminary proposed price range was submitted confidentially to the Staff. This increase was the continuation of a trend starting from a low of 2,351 on December 24, 2018. This rising equity market favorably impacts valuations now as opposed to two months ago.

* * *
Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Reuven Kitov, Chief Executive Officer, Tufin Software Technologies Ltd.

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